Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Earnings:
Pretax loss	$(25,457)	$(25,589)	$(4,406)	$(36,445)	$(59,312)	$(79,529)
Add fixed charges	409	419	828	1,460	883	367
Total earnings	(25,048)	(25,170)	(3,578)	(34,985)	(58,429)	(79,162)

Fixed charges:
Interest expensed, including amortization of debt discount and deferred financing costs	218	237	676	1,344	776	217
Estimated interest component of rent expense	191	182	152	116	108	150
Total fixed charges	409	419	828	1,460	883	367
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(25,457)	$(25,589)	$(4,406)	$(36,445)	$(59,312)	$(79,529)